July 19, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549 USA

Dear Sirs:

RE: ROYALITE PETROLEUM COMPANY INC.

We are the former independent auditors for Royalite Petroleum Company Inc. (the “Company”) and, as of July 17, 2007, our appointment as principal accountants was terminated. We have read Item 4.01 which is disclosed in the Company’s Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around July 19, 2007, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

“Morgan & Company”

Chartered Accountants